Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our expectation regarding the sufficiency of our existing cash and cash equivalents to fund our current operations and our ability to obtain additional funding;

●	our ability to advance the development of our products and future potential product candidates;

●	our ability to commercialize and sell our products and future potential product candidates;

●	our assessment of the potential of our products and future potential product candidates to treat certain indications;

●	our planned level of revenues, capital expenditures and liquidity;

●	our plans to continue to invest in research and development to develop technology and intellectual property for new products;

●	anticipated actions of the U.S. Food and Drug Administration, state regulators, if any, or other similar foreign regulatory agencies, including approval to conduct clinical trials, the timing and scope of those trials and the prospects for regulatory approval or clearance of, or other regulatory action with respect to our products or services;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we intend to operate, including the impact of any changes in regulation and legislation that could affect the medical device industry;

●	our ability to meet our expectations regarding the commercial supply of our products and future product candidates;

●	our ability to retain key executive members;

●	our ability to maintain our relationships with suppliers, manufacturers, distributors and other partners;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate, including those related to the conflict in Israel and other parts of the Middle East;

●	our ability to internally develop new inventions and intellectual property;

●	the possible impacts of cybersecurity incidents on our business and operations;

●	changes in our strategy; and

●	litigation.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. For a more detailed description of the risks and uncertainties affecting us, reference is made to our annual report on Form 20-F for the fiscal year ended December 31, 2023, which we filed with the Securities and Exchange Commission, or the SEC, on March 25, 2024, or the Annual Report, and the other risk factors discussed from time to time by us in reports filed or furnished to the SEC.

Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

Unless otherwise indicated, all references to “we,” “us,” “our,” the “Company” and “Inspira” refer to Inspira Technologies Oxy B.H.N. Ltd. References to “NIS” are to New Israeli Shekels and references to “dollars” or “$” are to U.S. dollars. We prepare and report our financial statements in accordance with generally accepted accounting principles in the United States.

A. Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2024, included elsewhere in this Report of Foreign Private Issuer on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Overview

Since our inception in 2018, we have incurred operating losses. Our operating losses for the six-months ended June 30, 2024 and 2023 were $5.8 million and $6.5 million, respectively, and our net losses for the same period were $6.2 million and $6.2 million, respectively. As of June 30, 2024, we had an accumulated deficit of $61.8 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and our losses may fluctuate significantly from year to year. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

●	continue clinical development of our products;

●	file applications seeking regulatory approval for our products pursuant to the various regulatory pathways in the United States;

●	continue to invest in the preclinical research and development of any future product candidates;

●	establish the commercial infrastructure to support the marketing, sale and distribution of our products if they were to receive regulatory approval;

●	hire additional research and development and general and administrative personnel to support our operations;

●	maintain, expand and protect our intellectual property portfolio; and

●	continue to incur costs associated with operating as a public company.

We have not yet generated any revenue from product sales.

Current Outlook

On July 16, 2021, we completed our initial public offering, or IPO, whereby we sold 2,909,091 ordinary shares, or Ordinary Shares, and 3,345,455 tradable warrants (inclusive of 436,364 tradable warrants pursuant to the exercise of an over-allotment option granted to the underwriters). The aggregate net proceeds received by us from the IPO were $16 million, before underwriting discounts and other offering costs. Prior to our IPO, we financed our operations primarily through convertible debt, as well as grants from the Israel Innovation Authority, or the IIA.

In October 2021, investors exercised 1,705,000 of our tradable warrants. The total proceeds we received from this exercise were approximately $9.4 million before further expenses.

On April 4, 2023, we entered into a sales agreement with Roth Capital Partners, LLC, as sales agent, or the Sales Agent, pursuant to which we were able to offer and sell, from time to time, through the Sales Agent, our Ordinary Shares, no par value per share. The Ordinary Shares were offered and sold pursuant to our Registration Statement on Form F-3 or the Registration Statement, filed with the Securities and Exchange Commission on August 10, 2022 and the prospectus supplement to the Registration Statement. We paid the Sales Agent a commission equal to 3.0% of the aggregate gross proceeds from the sale of Ordinary Shares. On October 23, 2023, notice was provided to the Sales Agent to terminate the sales agreement, effective immediately. As of the date of termination, we sold an aggregate of approximately $26,000 of Ordinary Shares pursuant to the sales agreement.

On December 26, 2023, we entered into a securities purchase agreement with respect to a registered direct offering, or the December Offering, whereby we sold: (i) 1,375,000 Ordinary Shares at a purchase price of $1.28 per share; (ii) pre-funded warrants to purchase up to 1,656,250 Ordinary Shares at a purchase price of $1.28, less $0.001 per pre-funded warrant; and (iii) private warrants, to purchase up to an aggregate of 3,031,250 Ordinary Shares at an exercise of $1.28 per share. The pre-funded warrants were exercised subsequent to the transaction in full and as a result, we issued 1,656,250 additional Ordinary Shares for such exercise. The gross proceeds in connection with the December Offering were $3.88 million. In addition, we retained a placement agent with respect to the December Offering and issued the placement agent warrants equal to a total of 7.0% of the aggregate number of Ordinary Shares sold in the December Offering, or warrants to purchase up to 212,188 Ordinary Shares. The placement agent warrants were substantially similar to the warrants issued to the investor in the December Offering and have an exercise price of $1.60 per share. The placement agent warrants were exercisable immediately upon issuance and will expire five years following issuance.

On April 1, 2024, the Company entered into a purchase agreement (the “Purchase Agreement”) with two investors in a registered direct offering, or the April Offering, pursuant to which the Company issued an aggregate of 1,339,285 Ordinary Shares at a purchase price of $1.232 per share, The aggregate proceeds received by the Company from the April Offering were approximately $1.65 million

On June 14, 2024, we entered into a purchase agreement with a single, individual investor, providing for the issuance in a registered direct offering, or the June Offering, of (i) an aggregate of 941,541 Ordinary Shares, at a purchase price of $1.30 per share, and (ii) pre-funded warrants to purchase up to 1,709,760 Ordinary Shares, at a purchase price of $1.30, less $0.001 per pre-funded warrant. Each pre-funded warrant is exercisable for one Ordinary Share at an exercise price of $0.001 per share. The pre-funded warrants are immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full. The June Offering resulted in gross proceeds of $3.4 million. We issued placement agent in the agreement warrants equal to a total of 7.0% of the aggregate number of Ordinary Shares sold in the transaction and 185,591 warrants to purchase up to 185,591 Ordinary Shares with an exercise price of $1.56 per share. The placement agent warrants were exercisable immediately upon issuance and will expire four years following issuance.

We have incurred losses and generated negative cash flows from operations since inception in 2018. Since inception, we have not generated any revenue.

As of June 30, 2024, our cash and cash equivalents and deposits were $7.3 million.

We expect that our existing cash and cash equivalents as of June 30, 2024, will enable us to fund our operating expenses and capital expenditure requirements for the next six months. We expect that we will require substantial additional capital to operate and to commercialize our products and we expect to seek additional funds to enable us to fund our operations for the next twelve months.

Our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing and selling our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt and/or equity financings. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. This raises substantial doubts about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We operate primarily in Israel and approximately 70% of our expenses are denominated in NIS. We are therefore exposed to market risk, which represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We are subject to fluctuations in foreign currency rates in connection with these arrangements.

We currently partially hedge our foreign currency exchange rate risk to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currency. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Interest Rate Risk

We do not anticipate undertaking any significant long-term borrowing. At present, our investments consist primarily of cash and cash equivalents and short-term deposits. The primary objective of our investment activities is to preserve the principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments may be exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments, if any.

Impact of Inflation and Currency Fluctuations

Inflation generally affects us by increasing our NIS-denominated expenses, including salaries and benefits, as well as facility rental costs and payment to local suppliers. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the six months ended June 30, 2024.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, general and administrative expenses and marketing expenses.

Revenue

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue within the next 12 months.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses, share-based compensation expenses, materials costs consultants and other third parties who support the developments of our product service fees, and other related research and development expenses.

In October 2019, we received the approval of the IIA for its participation in certain development expenses carried out by the Company, within the framework of determined budgets and time periods. In October 2023, the IIA approved funding for another development project of the Company at an aggregate budget of NIS 3,850,869 (approximately $1,062 thousand) and committed to funding 40% of the approved budget. Approximately $159 thousand has been received as of July 31, 2024. Through June 30, 2024, we received a total of $959 thousand from the IIA.

The following table discloses the breakdown of research and development expenses:

Unaudited	Six Months Ended June 30,
U.S. dollars in thousands	2024	2023

Salary and related expenses	2,019	2,385
Materials and related expenses	113	478
Subcontractors	172	234
Professional services	233	243
IIA participation	-	-
Share-based compensation	495	495
Depreciation	166	135
Other	72	52
Total	$3,270	$4,022

We expect that our research and development expenses will increase as we continue to develop our products and as we continue to make all necessary product related regulatory filings and clinical processes.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, share-based compensation, professional service fees for accounting and booking, legal fees, facilities, travel expenses and other general and administrative expenses.

The following table shows the breakdown of general and administrative expenses:

Unaudited	Six Months Ended June 30,
U.S. dollars in thousands	2024	2023

Professional fees	970	701
Share-based compensation	363	470
Director’s fees and share-based compensation	119	121
Salary and related expenses	404	420
Insurance expenses	107	191
Depreciation	56	56
Rent and office maintenance	63	64
Travel abroad	45	45
Others	55	21
Total	$2,182	$2,089

Comparison of the Six Months Ended June 2024 and 2023

Results of Operations

	Six Months Ended June 30,
U.S. dollars in thousands	2024	2023

Research and development expenses	3,270	4,022
Sales and marketing expenses	349	398
General and administrative expenses	2,182	2,089
Other expenses (income)	5	4
Operating loss	5,806	6,513
Interest income from deposits	(83)	(191)
Financial expenses (income)	517	(138)
Total comprehensive net loss	$6,240	$6,184

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2024, were $3,270 thousand compared to $4,022 thousand for the corresponding period in 2023. The decrease is attributable to a decrease in share-based compensation expenses and a decrease in salary and related expenses due to a change in the needs in different research and development and professional positions.

Sales and marketing expenses

Sales and marketing expenses for the six months ended June 30, 2024, were $349 thousand compared to $398 thousand for the corresponding period in 2023. The decrease is attributable to lower professional expenses.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2024, were $2,182 thousand compared to $2,089 thousand for the corresponding period in 2023. The increase is attributable to increased professional fees in relation to fund raising and investors relations.

Operating loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2024 was $5,806 thousand compared to an operating loss of $6,513 thousand for the six months ended June 30, 2023, a decrease of $707 thousand, or 11%.

Financial expenses

We recognized financial expenses for the six months ended June 30, 2024 of $517 thousand compared to financial income of $138 thousand for the six months ended June 30, 2023. The difference is due to a change in the fair value of financial liability.

Total comprehensive loss

As a result of the foregoing, our total comprehensive loss for the six months ended June 30, 2024 was $6,240 thousand compared to $6,184 thousand for the six months ended June 30, 2023, an immaterial increase of $56 thousand, or 0.01%.

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Critical Accounting Estimates” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2024, included elsewhere in this Report of Foreign Private Issuer on Form 6-K.

B. Liquidity and Capital Resources

Overview

Since our inception through June 30, 2024, we have funded our operations principally from the proceeds of our IPO, the sale of convertible securities, the proceeds from the exercise of warrants and from government grants.

Our management intends to raise additional funds through offerings of our securities that will be utilized to fund product development and continue operations and marketing. We do not have any material financial obligations as of the June 30, 2024. We believe that the proceeds from any future financings, combined with our cash on hand, are sufficient to meet our obligations for the next six months. There are no assurances, however, that the Company will be able to obtain an adequate level of financial resources that are required for the long-term development and commercialization of its product offering.

As of June 30, 2024, we had $7,258 thousand in cash, cash equivalents and cash deposits.

The table below presents our cash flows for the periods indicated:

	Six Months Ended June 30,
U.S. dollars in thousands	2024	2023

Net cash used in operating activities	(4,857)	(4,796)

Net cash provided (used) in investing activities	(1,389)	1,337

Net cash provided by financing activities	4,755	-

Net decrease in cash and cash equivalents	(1,491)	(3,459)

Operating Activities

Net cash used in operating activities of $4,857 thousand during the six months ended June 30, 2024 and net cash used in operating activities of $4,796 thousand during the six months ended June 30, 2023 were primarily used for the payment of salaries and related personnel expenses, materials expenses, subcontractors, travel and office maintenance.

Expenses due to changes in the fair market value of financial liabilities for the six months ended June 30, 2024 were $539 thousand, compared to $3 thousand for the corresponding period in 2023.

Investing Activities

Net cash used in investing activities of $1,389 thousand during the six months ended June 30, 2024 consisted mainly of a short time deposits and the effect of the exchange rate on it in the amount of $1,388 thousand. Net cash provided by investing activities of $1,337 thousand during the six months ended June 30, 2023, consisted mainly of short-term deposits in the amount of $1,538 thousand and $199 thousand used for purchasing property and equipment.

Financing Activities

Net cash provided by financing activities of $4,755 thousand during the six months ended June 30, 2024 consisted primarily of fundraising.

No cash was provided by or used in financing activities during the six months ended June 30, 2023.